P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J1

Symbol – TSX & AIM: KGI

October 3rd, 2006

Drilling Below 5300 L Intersects 9.60 Ounces of Gold per Ton Over
10.7 Feet; Other Holes Return 3.43 Ounces of Gold per Ton Over 11.9
feet and 2.16 Ounces of Gold per Ton Over 18.5 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling testing the new ore systems to the south of the No. 3 Shaft.

The Company has received assays for seven additional drill holes completed from new drill bays on the 5300 level cross cut. Multiple zones of mineralization continue to be intersected in each hole. Drill hole 53-482, the first down hole drilled, has intersected two zones of significant mineralization including 24.67 ounces of gold per ton (“opt”) uncut or 1.63 (cut) over a core length of 2.4 feet and 9.60 opt uncut or 1.81 opt cut over a core length of 10.7 feet.

The 9.60 opt over 10.7 feet of core length represents the deepest significant intersection to date on new mineralization south of the mine workings.

“Up until this point, we have been concentrating our drilling at and slightly above the elevation of the 5300 cross cut” said Stewart Carmichael, Chief Exploration Geologist. “We believe the 9.60 ounce intersection correlates with the 1.11 ounce intersection in hole 50-740 giving potential dimensions of 575 feet of strike length and 280 feet in dip in this new mineralized system.”

Highlights of the current results:

  The 24.67 opt over 2.4’ of core length in drill hole 53-482 included an intersection of 58.80 opt over 1.0’ core length and correlates well with the newly designated #7 Break. The intersection is located 180’ west and 105’ below the 5300 level cross cut.

  The second intersection in 53-482 (9.60 opt over 10.7’ core length) included an intersection of 41.08 opt over 2.1’ of core characterised by both coarse visible gold and abundant telluride. This intersection is located 360 feet southwest and 235’ below the 5300 level cross cut.

  The second intersection in drill hole 53-482 represents the deepest mineralized ore-grade intersection to date on new mineralization to the south; at the -5505 elevation. A preliminary interpretation of this new zone indicates possible alignment with previously released drill hole 50-740 (see release dated September 6th, 2006) which, in addition to the 5.57 opt intersection over 50 feet of core length, reported an intersection further down the hole which assayed 1.11 opt over a core length of 4.7 feet. This intersection would be located 575 feet to the east and 280 feet up-dip from the 9.60 opt intersection in 53-482. Drilling is in progress to verify this interpretation.

The following table summarizes the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
53-482	New #7 Break FW #7 Break Incl. New Incl. and and	289.5 309.6 319.1 320.5 711.3 711.3 713.0 718.1	292.0 312.6 321.5 321.5 722.0 713.0 714.5 720.2	-18	115	0.95/2.5’ CL = ?? TW
4.22/3.0’ CL = 1.3’ TW
24.67/2.4’ CL = 1.2’ TW, Uncut
1.63/2.4’ CL = 1.2’ TW, Cut
58.80/1.0’ CL = 0.5’ TW, VG
9.60/10.7’ CL = ?? TW, Uncut
1.81/10.7’ CL = ?? TW, Cut
5.27/1.7’ CL = ?? TW, VG
4.44/1.5’ CL = ?? TW, VG
						41.08/2.1’ CL = ?? TW, VG, Tell
53-473	#6 Break Incl. and #7 Break Incl. New Lower D North New New	342.4 344.4 351.9 381.6 381.6 416.8 484.5 520.0 575.9	354.3 346.4 353.3 383.8 382.6 419.0 489.3 524.0 582.8	+5	099	3.43/11.9’ CL = 6.5’ TW, Uncut
1.48/11.9’ CL = 6.5’ TW, Cut
4.84/2.0’ CL = 1.1’ TW, VG
18.20/1.4’ CL = 0.8’ TW, VG
10.96/2.2’ CL = 1.7’ TW, Uncut
3.50/2.2’ CL = 1.7’ TW, Cut
19.92/1.0’ CL = 0.8’ TW, VG
0.67/2.2’ CL = ?? TW
1.02/4.8’ CL = 2.6 TW
0.42/4.0’ CL = ?? TW
						0.96/6.9’ CL = ?? TW
53-474	#7 Break FW Incl. #7 Break Lower D North HW	277.1 280.0 303.0 355.5	286.0 281.0 307.0 357.0	+16	127	2.74/8.9’ CL = 8.7’ TW, Uncut 1.61/8.9’ CL = 8.7TW, Cut 13.52/1.0’ CL = 1.0’ TW, VG 0.61/4.0’ CL = 3.8’ TW 0.72/1.5’ CL = 1.4’ TW
53-475	#7 Break Lower D North FW Lower D North Lower D ?	204.5 270.5 376.2 633.0	205.5 276.3 377.9 634.5	0	105	2.04/1.0’ CL = 0.6’ TW 1.32/5.8’ CL = 3.3’ TW, VG 1.08/1.7’ CL = 1.0’ TW, VG 0.93/1.5’ CL = ?? TW, VG
53-476	Lower D North FW Lower D North Incl. and and Lower D North HW	409.0 463.5 466.0 470.0 473.1 679.1	413.0 482.0 468.0 472.0 474.2 681.5	+9	06	1.23/4.0’ CL = 1.6’ TW 2.16/18.5’ CL = 6.7’ TW, Uncut 1.41/18.5’ CL = 6.7’ TW, Cut 4.36/2.0’ CL = 0.7’ TW, VG 6.11/2.0’ CL = 0.7’ TW, VG 9.95/1.1’ CL = 0.4’ TW, VG 2.20/2.4’ CL = 1.2’ TW

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
53-477	#7 Break FW #7 Break Lower D North HW Lower D ?	288.9 337.2 481.3 688.0	304.0 347.0 482.6 692.1	+28	099	0.31/15.1’ CL = 13.1’ TW, 0.76/9.8’ CL = 9.1’ TW, VG 0.57/1.3’ CL = 0.8’ TW 1.86/4.1’ CL = ?? TW, VG
53-478	Not Drilled
53-479	#6 Break #7 Break Lower D North FW	105.4 178.3 215.5	110.0 181.8 216.5	+54	115	0.78/4.6’ CL = 4.5’ TW, VG 1.08/3.5’ CL = 3.2’ TW, VG 9.13/1.0’ CL = 0.8’ TW, VG
53-480						Assays Pending
53-481						Assays Pending

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton

The following table summarizes the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
53-482	New #7 Break FW #7 Break Incl. New Incl. and and	88.3 94.4 97.3 97.7 216.9 216.9 217.4 218.9	89.0 95.3 98.0 98.0 220.1 217.4 217.8 219.6	-18	115	32.6/0.7m CL = ?? TW
144.7/0.9m CL = 0.4m TW
845.8/0.7m CL = 0.4m TW,
Uncut
55.9/0.7m CL = 0.4m TW, Uncut
2,016.0/0.3m CL = 0.3m TW, VG
329.1/3.2m CL = ?? TW, Uncut
62.1/3.2m CL = ?? TW, Cut
180.7/0.5m CL = ?? TW, VG
152.2/0.4m CL = ?? TW, VG
1,408.5/0.7m CL = ?? TW, VG,
Tell
53-473	#6 Break Incl. and #7 Break Incl. New Lower D North New New	104.4 105.0 107.3 116.3 116.3 127.1 147.7 158.5 175.6	108.0 105.6 107.7 117.0 116.6 127.7 149.2 159.8 177.7	+5	099	117.6/3.6m CL = 2.0m TW,
Uncut
50.7/3.6m CL = 2.0m TW, Cut
165.9/0.6m CL = 0.3m TW, VG
624.0/0.4m CL = 0.2m TW, VG
375.8/0.7m CL = 0.5m TW, Uncut
120.0/0.7m CL = 0.5m TW, Cut
683.0/0.3m CL = 0.2m TW, VG
23.0/0.6m CL = ?? TW
35.0/1.5m CL = 0.8m TW
14.4/1.3m CL = ?? TW
32.9/2.1m CL = ?? TW

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
53-474	#7 Break FW Incl. #7 Break Lower D North HW	84.5 85.4 92.4 108.4	87.2 85.7 93.6 108.8	+16	127	93.9/2.7m CL = 2.7m TW, Uncut 55.2/2.7m CL = 2.7m TW, Cut 463.5/0.3m CL = 0.3m TW, VG 20.9/1.2m CL = 1.2m TW 24.7/0.4m CL = 0.4m TW
53-475	#7 Break Lower D North FW Lower D North Lower D ?	62.3 82.5 114.7 193.0	62.7 84.2 115.2 193.4	0	105	69.9/0.4m CL = 0.2m TW 45.3/1.7m CL = 1.0m TW, VG 37.0/0.5m CL = 0.3m TW, VG 31.9/0.4m CL = ?? TW, VG
53-476	Lower D North FW Lower D North Incl. and and Lower D North HW	124.7 141.3 142.1 143.3 144.2 207.0	125.9 147.0 142.7 143.9 144.6 207.7	+9	06	42.2/1.2m CL = 0.5m TW 74.1/5.7m CL = 2.0m TW, Uncut 48.3/5.7m CL = 2.0m TW, Cut 149.5/0.6m CL = 0.2m TW, VG 209.5/0.6m CL = 0.2m TW, VG 341.1/0.4m CL = 0.1m TW, VG 75.4/0.7m CL = 0.4m TW
53-477	#7 Break FW #7 Break Lower D North HW Lower D ?	88.1 102.8 146.7 209.8	92.7 105.8 147.1 211.0	+28	099	10.6/4.6m CL = 4.0m TW, 26.1/3.0m CL = 2.8m TW, VG 19.5/0.4m CL = 0.2m TW 63.8/1.2m CL = ?? TW, VG
53-478	Not Drilled
53-479	#6 Break #7 Break Lower D North FW	32.1 54.4 65.7	33.5 55.4 66.0	+54	115	26.7/1.4m CL = 1.4m TW, VG 37.0/1.0m CL = 1.0m TW, VG 313.0/0.3m CL = 0.2m TW, VG
53-480						Assays Pending
53-481						Assays Pending

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve and resource report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 18, 2006. Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979
Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Chelsea Hayes
Pelham Public Relations
Phone 020 7743 6675
E-mail: chelsea.hayes@pelhampr.com

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